December 20, 2023

Ms. Mary Beth Breslin

Legal Branch Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Boxabl Inc.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed December 8, 2023

File No. 000-56579

Dear Ms. Breslin:

We acknowledge receipt of the comments in your letter dated December 18, 2023, regarding Amendment No. 3 to the Registration Statement on Form 10-12G of Boxabl Inc. (the “Company”), which we have set out below, together with our responses. All responses below refer to revised disclosure in Amendment No. 4 to our Form 10-12G filed simultaneously with the submission of this correspondence.

Amendment No. 3 to Registration Statement on Form 10-12G /A filed December 8, 2023

Item 2. Financial Information, page 25

1. We note your response to prior comment 6; however, you have not provided a more detailed discussion regarding the company’s quality and regulatory issues referenced within your results of operations discussion on page 26 or a discussion about whether the permitting process delay was a one-time event or may continue in the future and affect future revenues. Please revise.

Please see the revised disclosure on pages 25 and 26.

2. We note your response to prior comment 7. Please revise your disclosure to include the expected sources of funds for the costs estimated for the first three months and provide estimates and sources for the work contemplated for months three through 12 in your planned timeline.

Please see the revised disclosure to “Planned Timeline” and the related disclosure immediately below the table on page 37.

Item 15. Financial Statements and Exhibits

Note 2 -Summary of Significant Accounting Policies

Marketable Securities, page F-41

3. We note the disclosure you added regarding your investments on pages F-7 and F-41. The language used in the disclosure does not appear to agree with the language used in your financial statements. Please address the following:

●	Revise to clarify if your marketable securities include long-term and short-term investments in U.S. Treasury Notes, as noted in the Consolidated Balance Sheets presented.

●	Revise to state the name of the account in the Consolidated Statements of Operations for both the year ending December 31, 2022 and the period ending September 30, 2023 where you report both realized and unrealized gains and losses on all investments. In your disclosures you state these gains and losses are recognized in “investment and other income (expense);” but these account names are not presented in your financial statements.

Please see the revised disclosure in:

●	Note 1 – Basis of Presentation to the Consolidated Financial Statements for the nine months ended September 30, 2023 and 2022 located on page F-7;

●

Revised name of account to “Interest, Unrealized Gains and Other Investment Income” in the Consolidated Statement of Operations for the three and nine months ended September 30, 2023 and 2022 on page F-3, and in the Consolidated Statement of Operations for the three and six months ended June 30, 2023 and 2022 on page F-19;

●	Note 3 – Investments to the Consolidated Financial Statements for the nine months ended September 30, 2023 and 2022 located on page F-12 and to the Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 located on page F-46;

●	Note 3 – Summary of Significant Accounting Policies – Cash and Cash Equivalents to the Consolidated Financial Statements for the six months ended June 30, 2023 and 2022 located on page F-24;

●	Note 4 – Investments to the Consolidated Financial Statements for the six months ended June 30, 2023 and 2022 located on page F-28; and

●	Note 2 – Summary of Significant Accounting Policies to the Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 located on page F-41.

Thank you again for the opportunity to respond to your questions regarding the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Paolo Tiramani
Chief Executive Officer
Boxabl Inc.